 Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
March 31, 2012

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2012	2011
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	7,123	31,630
Accounts and other receivables	26,860	37,783
Inventories (note 4)	97,118	67,968
Prepaid expenses	10,644	9,746

	141,745	147,127
Property, plant and equipment	173,950	172,818
Intangible assets	48,285	49,488
Other assets	315	315

	364,295	369,748

Liabilities

Current liabilities
Accounts payable and accrued liabilities	35,053	37,855
Reforestation obligations	5,205	5,205
Financial liabilities – borrowings	1,016	978

	41,274	44,038
Financial liabilities – borrowings	218,225	222,576
Asset retirement obligations	1,830	2,002
Other obligations	228	260
Reforestation obligations	14,377	9,986
Deferred income taxes	4,786	6,440
Post-employment benefit obligation	2,920	2,920

	283,640	288,222

Shareholder’s equity

Share capital	61,500	61,500
Retained earnings	19,155	20,026

	80,655	81,526

	364,295	369,748

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the three months ended March 31, 2012
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2010	-	84,225	84,225
Net income for the period	-	5,087	5,087
Adjustment to stated capital	27,500	(27,500)	-
Balance – March 31, 2011	27,500	61,812	89,312

Balance – December 31, 2011	61,500	20,026	81,526
Net loss for the period	-	(871)	(871)
Balance – March 31, 2012	61,500	19,155	80,655

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Comprehensive (Loss) Income
For the three months ended March 31, 2012, and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2012	2011
	$	$

Revenue	73,804	69,718

Cost of products sold (excluding depreciation and amortization)	56,571	48,777
Freight and other distribution costs	12,326	12,006
Depreciation and amortization	3,331	2,774
General and administration	3,431	3,807
Other income (note 5)	(236)	(2,699)

Operating (loss) earnings	(1,619)	5,053

Foreign exchange gain on borrowings	(4,095)	(4,750)

Finance expenses (note 6)	5,001	3,705

(Loss) income before income taxes	(2,525)	6,098

Income taxes (recovery) expense	(1,654)	1,011

Net (loss) income for the period	(871)	5,087

Actuarial losses	-	-

Comprehensive (loss) income for the period	(871)	5,087

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the three months ended March 31, 2012, and 2011
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2012	2011
	$	$

Cash (used in) provided by

Operating activities
Net (loss) income for the period	(871)	5,087
Adjustments for
Finance expenses	5,001	3,705
Depreciation and amortization	3,331	2,774
Deferred income tax (recovery) expense	(1,654)	1,011
Unrealized exchange gain on borrowings	(4,095)	(4,750)
Unrealized gain on derivative contracts	(988)	(4,397)
Reforestation expense	2,116	1,729
Gain on disposal of property, plant and equipment	(36)	(36)
Inventory valuation	(1,317)	(709)
Other	(204)	-
Reforestation expenditures	(558)	(422)

	725	3,992
Changes in non-cash working capital (note 9)	(12,276)	(12,497)

	(11,551)	(8,505)

Investing activities
Additions to property, plant and equipment	(2,261)	(8,715)
Proceeds on disposal of property, plant and equipment	57	45
Decrease in other assets	-	31

	(2,204)	(8,639)

Financing activities
Repayments of borrowings	(343)	(309)
Finance expenses paid	(9,659)	(789)
Dividend	(750)	-

	(10,752)	(1,098)

Decrease in cash and cash equivalents	(24,507)	(18,242)

Cash and cash equivalents – beginning of period	31,630	45,064

Cash and cash equivalents – end of period	7,123	26,822

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp.

This condensed interim financial information was approved for issue on May 1, 2012. All dollar amounts are expressed in Canadian currency and in thousands of dollars, unless otherwise indicated.

This condensed interim financial information has not been reviewed or audited.

2	Basis of preparation

This condensed interim financial information for the three months ended March 31, 2012, has been prepared in accordance with IAS 34, Interim financial reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accounting policies adopted are consistent with those of the previous financial year.

3	Cash and cash equivalents

	March 31,	December 31,
	2012	2011
	$	$

Deposits at bank and cash on hand	5,397	31,574
Short-term deposits	1,726	56

	7,123	31,630

Deposits at banks earn interest at floating rates. Short-term deposits with maturities of three months or less from the date they were acquired earn interest at the respective short-term deposit rate.

(1)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

4	Inventories

	March 31,	December 31,
	2012	2011
	$	$

Logs	41,073	16,223
Pulp	23,609	21,418
Lumber	20,117	17,213
Operating and maintenance supplies	12,319	13,114

	97,118	67,968

Total log and finished-product inventory, which reflects net realizable value at March 31, 2012, includes valuation provisions as follows:

Market valuation adjustments

	March 31,	December 31,
	2012	2011
	$	$

Opening market valuation adjustment
Lumber	760	101
Logs	1,158	-
Other	45	619

	1,963	720
Closing market valuation adjustment
Lumber	6	760
Logs	640	1,158
Other	-	45

	646	1,963

Effect on income	1,317	(1,243)

(2)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

5	Other (income) expenses

	Three months ended March 31,
	2012	2011
	$	$

Gain on disposal of property, plant and equipment	(36)	(36)
Other foreign exchange losses	740	969
Change in unrealized gains on derivative contracts	(988)	(4,397)
Realized losses on derivative contracts	48	765

	(236)	(2,699)

6	Financing expenses

	Three months ended March 31,
	2012	2011
	$	$

Interest expense on borrowings	4,899	4,121
Less interest capitalized on qualifying assets	(76)	(600)

Net interest expense on borrowings	4,823	3,521
Other interest and bank charges	219	212
Interest income	(41)	(28)

	5,001	3,705

7	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

(3)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At March 31, 2012, the Company had $3.4 million in U.S.-dollar-denominated forward commodity contracts outstanding, resulting in an unrealized gain of $0.6 million. All the outstanding derivative contracts had terms of less than one year. At March 31, 2011, outstanding forward commodity contracts were US$57.2 million, resulting in an unrealized gain of $1.5 million.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$3.4 million would result in a financial impact of $0.1 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. As at March 31, 2012, the Company had no outstanding forward-exchange contracts (2011 – $ nil).

8	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

(4)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

Product segments

Lumber

	Three months ended March 31,
	2012	2011
	$	$

Revenue from external customers	31,057	26,109

Cost of products sold	29,682	23,398
Freight and other distribution costs	1,896	1,935
Depreciation and amortization	1,564	995
Other income	(679)	(3,512)

Operating (loss) earnings	(1,406)	3,293

Pulp	Three months ended March 31,
	2012	2011
	$	$

Revenue from external customers	42,651	43,508

Cost of products sold	26,886	25,379
Freight and other distribution costs	10,430	10,071
Depreciation and amortization	1,739	1,753
Other expense	443	813

Operating earnings	3,153	5,492

Corporate and other	Three months ended March 31,
	2012	2011
	$	$

Revenue from related parties	96	101

Cost of products sold	3	-
General and administration	3,431	3,807
Depreciation and amortization	28	26

Operating loss	(3,366)	(3,732)

(5)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

Total	Three months ended March 31,
	2012	2011
	$	$

Revenue from external customers and related parties	73,804	69,718

Cost of products sold and administration	60,002	52,584
Freight and other distribution costs	12,326	12,006
Depreciation and amortization	3,331	2,774
Other income	(236)	(2,699)

Operating (loss) earnings	(1,619)	5,053

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $1.9 million (2011– $1.1 million).

Expenditures on property, plant and equipment

	March 31,	December 31,
	2012	2011

Lumber	2,910	45,088
Pulp	365	1,789
Corporate and other	5	712

	3,280	47,589

Identifiable assets

	March 31,	December 31,
	2012	2011

Lumber	224,879	191,105
Pulp	130,489	144,503
Corporate and other	8,927	34,140

	364,295	369,748

(6)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

9	Supplementary cash-flow information Changes in non-cash working capital

	March 31,	March 31,
	2012	2011

Accounts receivable	11,911	3,846
Inventories	(25,136)	(20,424)
Prepaid expenses	(764)	630
Accounts payable and accrued liabilities	1,713	3,451

	(12,276)	(12,497)

	March 31,	March 31,
	2012	2011

Additions to property, plant and equipment	(3,280)	(12,220)
Changes in working capital for investing activities	943	600
Interest capitalized on qualifying assets	76	2,905

	(2,261)	(8,715)

10	Related-party transactions

The company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company. The Company earned revenue from Industries as follows:

	March 31,	March 31,
	2012	2011

Administration fees	96	101

Included in accounts receivable relating to these transactions	36	43

Fees are established at the cost to the Company plus a 5% markup.

(7)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2012
(Unaudited)

The Company incurred costs charged by Industries as follows:

	March 31,	March 31,
	2012	2011
Chemical purchases	242	207
Other services	517	559
Included in accounts payable relating to these transactions	181	448

Chemical purchases are charged at market value; facility and equipment transactions are charged at the cost of the parent company.

(8)